Exhibit 21.1

VIDAROO CORPORATION
List of Subsidiaries

Name of Subsidiary	State of Incorporation	Operational Name	Percent Ownership
E360, LLC	Florida	E360	98%
Media Evolutions, Inc.	Florida	Vidaroo Productions	(1)

Vidaroo Licensing, LLC	Florida	Vidaroo Licensing	100%
Vidaroo Intellectual Property, Inc.	Florida	Vidaroo Intellectual Property	100%
Vidaroo Support Services, LLC	Florida	Vidaroo Support Services	100%

(1)	Vidaroo controls the operations of Media Evolutions through a management contract dated July 8, 2008.